UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⃞   40-F ⊠

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ⃞      No: ⊠

Sierra Wireless Acquires MobiquiThings to Accelerate Growth of Managed Connectivity Services for the Internet of Things

Sierra Wireless agrees to purchase MobiquiThings, a leading mobile virtual network operator based in France, to expand its wireless connectivity and value-added services for European customers

VANCOUVER, British Columbia & SOPHIA ANTIPOLIS, France--(BUSINESS WIRE)--June 23, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) and MobiquiThings, a leading mobile virtual network operator (“MVNO”) in Europe, today announced that Sierra Wireless has entered into a definitive agreement to acquire MobiquiThings. The transaction is expected to close in August 2015.

“The purchase of MobiquiThings further accelerates our device-to-cloud strategy and is highly complementary to our acquisition of Wireless Maingate completed in January,” said Jason Cohenour, President and CEO of Sierra Wireless. “MobiquiThings has a highly advanced core network and technology platform, as well as a rapidly expanding customer base. MobiquiThings will be tightly integrated with Maingate and our AirVantage® cloud to provide a leading-edge managed connectivity service for pan-European customers.”

MobiquiThings is an MVNO focused on managed connectivity services for the Internet of Things, with broad segment experience including the energy, transportation, security, retail, and healthcare markets. MobiquiThings has a unique technology platform that includes MobiquiSIM, a dynamic attachment service that provides its customers with superior radio access network coverage and industry leading QoS, as well as SIM provisioning and management for 2G, 3G, and 4G connectivity. The company has more than 75 customers and more than 100,000 wireless connectivity subscribers.

“Since founding the company in 2010, we have been focused on developing an advanced wireless connectivity platform, including a secure and resilient mobile core network platform, integrated information systems and seamless best-in-class multi-operator connectivity,” said Cyril Hullin, co-founder and CEO of MobiquiThings. “As we rapidly grow our position in the IoT market, we are very excited to be able to combine our technology and service offerings with Sierra Wireless, given the strong strategic fit between the companies.”

Sierra Wireless has agreed to purchase all of the shares of MobiquiThings for €14 million in cash, plus a performance-based earnout formula that extends into 2017.

In 2015, MobiquiThings is expected to generate revenue of approximately €3.0 million and breakeven Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization).

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About MobiquiThings

MobiquiThings is a leading mobile virtual network operator that is dedicated exclusively to the Machine-to-Machine (M2M) and Telematics marketplace across Europe. It provides an optimized deployment experience and highest possible quality of service to its rapidly expanding customer base. With its worldwide footprint and anywhere anytime multi-operator capability, it delivers market-leading connectivity solutions for the Energy, Commercial Fleet, Vehicle Telematics, Security, Retail and Healthcare markets. For more information, visit http://www.mobiquithings.com

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the completion of the acquisition, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
David Climie, +1-604-231-1137
VP Investor Relations
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date:	June 23, 2015